Capitalisation and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2012. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2012

(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	12,234,898

£m

Group shareholders’ equity

Called up share capital	3,059

Share premium account	9,403

Other reserves	3,267

Other shareholders’ funds	-

Retained earnings	38,476

Shareholders’ equity excluding non-controlling interests	54,205

Non-controlling interests	9,485

Total shareholders’ equity	63,690

Group indebtedness (1)

Subordinated liabilities	22,089

Debt securities in issue	124,968

Total indebtedness	147,057

Total capitalisation and indebtedness	210,747

Group contingent liabilities

Securities lending arrangements	42,609

Guarantees and letters of credit pledged as collateral security	14,995

Performance guarantees, acceptances and endorsements	7,120

Total contingent liabilities	64,724

Documentary credits and other short-term trade related transactions	1,299

Standby facilities, credit lines and other commitments	245,853

1. “Group indebtedness” includes interest accrued as at 30 June 2012 in accordance with International Financial Reporting Standards.

2. In addition to this there were £73,487 million of debt securities in issue accounted for on a fair value basis as at 30 June 2012.

1